FILED BY NORTHFIELD BANCORP, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED SUBJECT COMPANY: VSB BANCORP, INC.